Filed Pursuant to Rule 424(b)(3)

Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 16, DATED MARCH 28, 2012,
TO THE PROSPECTUS, DATED FEBRUARY 18, 2011

This prospectus supplement (this “Supplement No. 16”) is part of the prospectus of American Realty Capital Healthcare Trust, Inc. (the “Company” or “we”), dated February 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 14, dated January 23, 2012 (“Supplement No. 14”) and Supplement No. 15, dated March 19, 2012 (“Supplement No. 15”). This Supplement No. 16 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 14 and Supplement No. 15 and should be read in conjunction with the Prospectus, Supplement No. 14 and Supplement No. 15. This Supplement No. 16 will be delivered with the Prospectus, Supplement No. 14 and Supplement No. 15.

The purpose of this Supplement No. 16 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering and the shares currently available for sale; and

•	update the disclosure relating to recent changes in management.

Status of the Offering

We commenced our reasonable best efforts initial public offering (“IPO”) of 150.0 million shares of common stock on February 18, 2011. On May 12, 2011, we satisfied the general escrow conditions of our IPO of common stock. On such date, we had received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On January 13, 2012, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we are now accepting subscriptions from all states where we have been cleared to sell shares of our common stock pursuant to our IPO, including subscriptions from residents of Pennsylvania.

As of March 15, 2012, we had acquired 17 commercial properties which were 96.2% leased on a weighted average basis as of such date. As of March 15, 2012, we had total real estate investments, at cost, of approximately $195.3 million. As of December 31, 2011, we had incurred, cumulatively to that date, approximately $12.3 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock. Our leverage ratio was approximated 59.3% (calculated as secured mortgage notes payable as a percentage of total real estate investments, at cost) as of March 15, 2012.

We will offer shares of our common stock until February 18, 2013, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan (“DRIP”) for sale in our IPO.

Shares Currently Available for Sale

As of March 15, 2012, we had received aggregate gross proceeds of $117.3 million from the sale of 11.8 million shares of common stock in our IPO. As of March 15, 2012, there were 11.9 million shares of our common stock outstanding, including restricted stock and shares issued under the DRIP. As of March 15, 2012, there were 138.2 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Management Updates

Effective March 1, 2012, Edward G. Rendell resigned as a member of the Board of Directors of the Company, Mr. Rendell is expected to be appointed to the board of American Realty Capital Global Daily Net Asset Value Trust, Inc. (“GDNAV”), a non-traded, American Realty Capital-sponsored REIT, upon effectiveness of GDNAV’s Registration Statement filed with the Securities and Exchange Commission.

Simultaneous with Mr. Rendell’s resignation, the Board of Directors of the Company appointed Robert H. Burns as a member of the Board of Directors and Audit Committee in accordance with the terms of the Company’s Bylaws.

Effective March 6, 2012, William M. Kahane resigned as President and Chief Operating Officer of the Company, as a result of Mr. Kahane’s appointment as President and Chief Executive Officer of American Realty Capital Trust, Inc. (“ARCT”). On March 1, 2012, ARCT internalized the management to services previously provided by its affiliates and ARCT’s common stock was listed on The NASDAQ Global Select Market. Mr. Kahane will remain as a member of the Board of Directors of the Company.

Simultaneous with Mr. Kahane’s resignation, the Board of Directors of the Company appointed Edward M. Weil, Jr., currently the Company’s Executive Vice President and Secretary, as President, Chief Operating Officer and Secretary, effective March 6, 2012, in accordance with the terms of the Company’s Bylaws. Mr. Weil has been Executive Vice President and Secretary of the Company since its formation in August 2010.

Questions and Answers about this Offering

The following disclosure replaces in its entirety the third sentence of the section entitled, “What is the experience of your sponsor?” found on page 2 of the Prospectus under the heading “Prospectus Summary.”

“Messrs. Schorsch and Weil are executive officers of seven other publicly offered REITS sponsored by the American Realty Capital group of companies.”

The following disclosure replaces in its entirety the section entitled, “What is the experience of your principal executive officers?” found on pages 2-3 of the Prospectus under the heading “Prospectus Summary.”

“Our real estate team is led by seasoned professionals who have institutional experience investing through various real estate cycles. Our chief executive officer has more than 23 years of real estate experience and our president, chief operating officer, treasurer and secretary has more than nine years of real estate experience. In addition, our chief investment officer has almost 20 years of real estate experience and our chief financial officer has 11 years of real estate experience.”

Risk Factors

The following disclosure replaces in its entirety the first sentence of the risk factor on page 25 of the Prospectus under the heading “If our advisor loses or is unable to obtain key personnel, including in the event another American Realty Capital-sponsored program internalizes its advisor, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.”

“Our success also depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Nicholas S. Schorsch and Edward M. Weil, Jr., each of whom would be difficult to replace.”

The following disclosure replaces in its entirety the seventh sentence of the risk factor on page 25 of the Prospectus under the heading “If our advisor loses or is unable to obtain key personnel, including in the event another American Realty Capital-sponsored program internalizes its advisor, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment.”

“Further, we do not intend to separately maintain key person life insurance on Messrs. Schorsch or Weil, or any other person.”

The following disclosure replaces in its entirety the first sentence of the risk factor on page 27 of the Prospectus under the heading “Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.”

“Certain of our executive officers, including Nicholas S. Schorsch, who also serves as the chairman of our board of directors, and Edward M. Weil, Jr., president, chief operating officer and secretary, also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the advisor and property manager of other REITs sponsored by the American Realty Capital group of companies.”

Management

Executive Officer s and Directors

The following disclosure replaces in its entirety the table under the section entitled “Management – Executive Officers and Directors” on page 64 of the Prospectus.

“Name	Age	Position(s)
Nicholas S. Schorsch	51	Chairman of the Board of Directors and Chief Executive Officer
Edward M. Weil, Jr.	45	President, Chief Operating Officer and Secretary
W. Todd Jensen	46	Executive Vice President and Chief Investment Officer
Peter M. Budko	52	Executive Vice President
Brian S. Block	40	Executive Vice President and Chief Financial Officer
William M. Kahane	63	Director
Leslie D. Michelson	61	Independent Director
Robert H. Burns	82	Independent Director
Walter P. Lomax, Jr.	79	Independent Director”

The following disclosure replaces in its entirety the biography for William M. Kahane found on pages 65-66 of the Prospectus under the heading “Management – Executive Officers and Directors.”

“William M. Kahane has served as a director of our company since our formation in August 2010. Mr. Kahane also served as president and chief operating officer of our company from our formation in August 2010 until March 2012. He has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane has served as an executive officer and director of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007. Mr. Kahane currently serves as a director of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively and also served as an executive officer of ARC RCA and the ARC RCA advisor until March 2012. Mr. Kahane also has been a director of PE-ARC and the PE-ARC advisor since their formation in December 2009. Mr. Kahane currently serves as a director of NYRR, the NYRR advisor and the NYRR property manager since their formation in October 2009 and also served as an executive officer of NYRR, the NYRR advisor and the NYRR property manager until March 2012. Mr. Kahane served as an executive officer and director of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer and director of ARCP and the ARCP advisor since their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and, until March 2012, was chief operating officer. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008.

Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 – 1979. From 1981 – 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Mr. Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC, a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business. We believe that Mr. Kahane’s current experience as an executive officer and director of ARCT, his current experience as a director of ARC RCA, BDCA and PE-ARC, his prior experience as an executive officer of DNAV, ARCT III and ARCP, his prior experience as chairman of the board of Catellus Development Corp. and his significant investment banking experience in real estate make him well qualified to serve as a member of our board of directors.”

The following disclosure replaces in its entirety the biography for Edward M. Weil, Jr. found on page 67 of the Prospectus under the heading “Management – Executive Officers and Directors.”

“Edward M. Weil, Jr. has served as president and chief operating officer of our company since March 2012 and as secretary since our formation in August 2010. He has also served as an executive officer of our advisor and property manager since their formation in August 2010. Mr. Weil served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of NYRR, the NYRR property manager and the NYRR advisor since their formation in October 2009. Mr. Weil has served as an executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARC DNAV, and has served as an executive officer of the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARCP since its formation in December 2010 and has served as an executive officer of the ARCP advisor since its formation in November 2010. Mr. Weil has been a director and an executive officer of ARC Global DNAV, the ARC Global DNAV advisor and the ARC Global DNAV property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Weil has been the chief executive officer of Realty Capital Securities, LLC, our dealer manager, since December 2010. Mr. Weil was formerly the Senior Vice President of Sales and Leasing for American Financial Realty Trust (AFRT, from April 2004 to October 2006), where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses. We believe that Mr. Weil’s current experience as an executive officer of NYRR, ARC RCA, ARC DNAV, ARCP, ARCT III and ARC Global DNAV, his previous experience as senior vice president at AFRT, and his real estate experience make him well qualified to serve on our board of directors.”

The following disclosure replaces in its entirety the biography for Edward G. Rendell found on page 68 of the Prospectus under the heading “Management – Executive Officers and Directors.”

“Robert H. Burns was appointed as an Independent Director of our company in March 2012. Mr. Burns has also served as an Independent Director of NYRR since October 2009, ARCT since January 2008 and ARCT III from January 2011 until March 2012. Mr. Burns is a hotel industry veteran with an international reputation and over thirty years of hotel, real estate, food and beverage and retail experience. He founded and built the luxurious Regent International Hotels brand, which he sold in 1992. From 1970 to 1992, Mr. Burns served as Chairman and Chief Executive Officer of Regent International Hotels, where he was personally involved in all strategic and major operating decisions. Mr. Burns and his team of professionals performed site selection, obtained land use and zoning approvals, performed all property due diligence, financed each project by raising equity and arranging debt, oversaw planning, design and construction of each hotel property, and managed each asset. Each Regent hotel typically contained a significant food and beverage element and high-end retail component, frequently including luxury goods such as clothing, jewelry, as well as retail shops. Mr. Burns is extremely familiar with the retail landscape as his flagship hotel in Hong Kong was part of a mixed-use complex anchored by a major enclosed shopping center connected to the Regent Hong Kong. Mr. Burns opened the first Regent hotel in Honolulu, Hawaii in 1970. From 1970 to 1979, the company opened and managed a number of prominent hotels, but gained truly international recognition in 1980 with the opening of The Regent Hong Kong, which brought a new dimension in amenities and service to hotels in the city and attracted attention throughout the world. In all, Mr. Burns developed over 18 major hotel projects, including the Four Seasons Hotel in New York City, the Beverly Wilshire Hotel in Beverly Hills, the Four Seasons Hotel in Milan, Italy, and the Four Seasons Hotel in Bali, Indonesia. Mr. Burns currently serves as Chairman of Barings’ Chrysalis Emerging Markets Fund, a position he has held since 1991, and as a director of Barings’ Asia Pacific Fund, a position he has held since 1986. Additionally, he has been a member of the executive committee of the Board of Directors of Jazz at Lincoln Center in New York City since 2000. He also chairs the Robert H. Burns Foundation which he founded in 1992. The Robert H. Burns Foundation funds the education of Asian students at American schools. Mr. Burns frequently lectures at Stanford Business School. Mr. Burns served as a faculty member at the University of Hawaii from 1963 to 1994 and as President of the Hawaii Hotel Association from 1968 to 1970. Mr. Burns began his career in Sheraton’s Executive Training Program in 1958, and advanced within Sheraton and then within Westin Hotels from 1962 to 1963. He later spent eight years with Hilton International Hotels from 1963 to 1970. Mr. Burns graduated from the School of Hotel Management at Michigan State University in 1958 and the University of Michigan’s Graduate School of Business in 1960 after serving three years in the U.S. Army in Korea. For the past five years Mr. Burns has devoted his time to owning and operating Villa Feltrinelli on Lago di Garda, in Northern Italy, a small, luxury hotel, and working on developing hotel projects in Asia, focusing on Vietnam and China. We believe that Mr. Burns’ current experience as a director of NYRR and previous experience as a director of ARCT III and his experience as a real estate developer for over 40 years, during which he developed over eighteen 18 major hotel projects, make him well qualified to serve as a member of our Board of Directors.”

The Advisor

The following disclosure replaces in its entirety the table under the section entitled “The Advisor” on page 74 of the Prospectus.

“The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)
Nicholas S. Schorsch	51	Chief Executive Officer
Edward M. Weil, Jr.	45	President, Chief Operating Officer and Secretary
W. Todd Jensen	46	Executive Vice President and Chief Investment Officer
Peter M. Budko	52	Executive Vice President
Brian S. Block	40	Executive Vice President and Chief Financial Officer

The backgrounds of Messrs. Schorsch, Jensen, Budko, Block and Weil are described in the “Management — Executive Officers and Directors” section of this prospectus.”

Affiliated Companies

Property Manager

The following disclosure replaces in its entirety the fourth sentence of the first paragraph under the section entitled, “Property Manager” found on page 76 of the prospectus under the heading, “Affiliated Companies.”

“Edward M. Weil, Jr. serves as president, chief operating officer and secretary of our property manager.”

Investment Decisions

The following disclosure replaces in its entirety the first sentence under the heading entitled, “Investment Decisions” on page 78 of the prospectus.

“The primary responsibility for the investment decisions of our advisor and its affiliates, the negotiation for these investments, and the property management and leasing of these investment properties resides with Nicholas S. Schorsch, W. Todd Jensen, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr.”

Certain Relationships and Related Transactions

Advisory Agreement

The following disclosure replaces in its entirety the second sentence of the second paragraph under the section entitled, “Advisory Agreement” found on pages 78-79 of the prospectus under the heading, “Certain Relationships and Related Transactions.”

“Edward M. Weil, Jr., our president, chief operating officer and secretary, also is the president, chief operating officer and secretary of our advisor.”

Dealer Manager Agreement

The following disclosure replaces in its entirety the second sentence of the section entitled, “Dealer Manager Agreement” found on page 79 of the Prospectus under the heading, “Certain Relationships and Related Transactions.”

“Nicholas S. Schorsch, our chief executive officer and chairman of our board of directors, and William M. Kahane, a director, together indirectly own a majority of the ownership and voting interests of our dealer manager.”

Conflicts of Interest

The following disclosure replaces in its entirety the second sentence of the fourth paragraph under the heading, “Conflicts of Interest” on page 92 of the Prospectus.

“Each of the officers and key personnel, including Messrs. Schorsch and Weil, is currently expected to spend a portion of their time on our behalf.”

The following disclosure replaces in its entirety the first sentence in the first paragraph on page 93 of the Prospectus under the heading,“Conflicts of Interest.”

“In addition, certain of our executive officers, Messrs. Schorsch and Weil also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the advisor and property manager of other REITs sponsored by the American Realty Capital group of companies, many of which are in the development stage.”